Paul Mattison Named New MarketWatch CFO; Joan Platt to Retire

San Francisco, September 2, 2004 – MarketWatch, Inc. (NASDAQ:MKTW), a leading provider of business news, financial information and analytical tools, announced today that Paul Mattison has been named the Company's new Chief Financial Officer effective September 7, 2004, replacing Joan Platt, MarketWatch's current CFO, who will be retiring. Mr. Mattison, 45, has more than 20 years of financial operations experience and has held various management positions at media and technology companies including Thomson Corporation.

"We are thrilled to welcome Paul Mattison as our new CFO. Paul's extensive experience in both of our major businesses, media and licensing, makes him an excellent addition to our management team and a great fit for the Company as it enters the exciting times ahead," said Larry Kramer, Chairman and Chief Executive Officer of MarketWatch, Inc. "Still, Joan will be missed. She has done a fantastic job as MarketWatch's CFO and has helped to build a foundation that will allow the Company to grow even further."

"I'm pleased to say that Joan has agreed to stay on for a month or so to facilitate an orderly transition to the new CFO," Kramer added.

"MarketWatch has an extraordinary pool of talent, a strong management team and is set to continue building on its amazing brand. It is with pride that I look at the accomplishments we have achieved during my five years with the Company, and I now feel very comfortable passing the torch so I can spend all of my time with my family," said Ms. Platt.

"The opportunities that are ahead for MarketWatch and the passion that exudes from the Company are captivating. Joan has done a wonderful job for MarketWatch and I look forward to building on the infrastructure she implemented and contributing to the Company's continued success," said MarketWatch's new CFO, Mr. Mattison.

From 1999-2004, Mr. Mattison was Chief Operating Officer and Chief Financial Officer of FAME Information Services Inc., a data management licensing business, where he oversaw the financial, professional services business and corporate development of the company prior to its sale to Sungard, Inc. Prior to FAME, Mr. Mattison was Chief Financial Officer of the Thomson Corporation's RIA Group, which grew from $350 million to $650 million in revenues during his two-year tenure. Before joining the RIA Group, Mr. Mattison was Executive Vice President and Chief Financial Officer of Thomson Corporation's business magazine division, Faulkner & Gray, managing the financial operations of the business and also responsible for all aspects of production and the development of the division's Internet presence. In addition, he worked in public accounting for Price Waterhouse and KPMG Peat Marwick from 1980-1986. Mattison is a 1980 graduate from City of London Polytechnic, a 1988 graduate from Wharton School of the University of Pennsylvania and a member of the Institute of Chartered Accountants of Edinburgh, Scotland and the United Kingdom.

About MarketWatch, Inc.
MarketWatch, Inc. (NASDAQ:MKTW) is a leading provider of business news, financial information and analytical tools. Founded in 1997, the Company operates two award-winning Web sites, CBS.MarketWatch.com and BigCharts.com. The Company produces the syndicated CBS MarketWatch Weekend program, airs financial reports over The CBS TELEVISION NETWORK and provides updates every 30 minutes on the MarketWatch.com Radio Network. MarketWatch also offers subscription products for individual investors, including The Hulbert Financial Digest, Retirement Weekly, The Technical Indicator and Herb Greenberg's

RealityCheck. The Company's CBS MarketWatch Information Services group is a leading licensor of market news, data, investment analysis tools and other online applications to financial services firms, media companies, wireless carriers and Internet service providers. "MarketWatch" and the MarketWatch logo are registered trademarks of MarketWatch, Inc.

Forward Looking Statements
This press release may contain statements that qualify as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, including statements about the future growth potential and opportunity of the Company. These forward-looking statements are based on current beliefs and expectations, and the Company assumes no obligation to update this information. The Company's actual results may differ materially from those in the forward-looking statements due to various factors, including those discussed in the Company's annual and periodic reports filed with the Securities and Exchange Commission.

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Contacts:
Dan Silmore, MarketWatch Media Relations, 415-733-0582, dsilmore@marketwatch.com
Anna Yen, MarketWatch Investor Relations, 415-616-7214, ayen@marketwatch.com
Elizabeth Ames, Bolde Communications, 212-727-1680, eames@boldepr.com